FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         ALTERNATIVE RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)

                  DELAWARE                            38-2791069
 (State of incorporation or organization)   (I.R.S. Employer Identification No.)

     75 TRI STATE INTERNATIONAL
     SUITE 300
     LINCOLNSHIRE, IL                                  60069
   (Address of principal executive offices)         (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                      Name of each exchange on which
      to be so registered                      each class is to be registered

      RIGHTS TO PURCHASE SHARES OF JUNIOR
      PREFERRED STOCK, SERIES A, PAR VALUE         NASDAQ NATIONAL MARKET
      $.01 PER SHARE


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.[X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.[ ]

     Securities Act Registration Statement file number to which this form relates (if applicable):

     Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE

                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


   ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

          On 15 October 1998, the Board of Directors of Alternative Resources Corporation, a Delaware corporation (the "COMPANY") declared a dividend of one preferred share purchase right (a "RIGHT") for each share of Common Stock, $.01 par value, of the Company (the "COMMON STOCK"). The dividend is payable to Stockholders of record at the close of business on October 28, 1998 (the "RECORD DATE") and with respect to all shares of Common Stock that become outstanding after the Record Date and prior to the earliest of the Separation Date (as defined below), the redemption of the Rights, the exchange of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's Junior Preferred Stock, Series A, $0.01 par value per share (the "PREFERRED STOCK"), at a purchase price of $45 per one one-hundredth of a share (the "PURCHASE PRICE"). The description and terms of the Rights are set forth in a Rights Agreement dated as of October 15, 1998 (the "RIGHTS AGREEMENT"), between the Company and the Harris Trust and Savings Bank, as Rights Agent (the "RIGHTS AGENT").

     The Rights will be evidenced by Common Stock certificates and not separate certificates until the earlier to occur of (i) 10 days following the date of public disclosure that a person or group, together with persons affiliated or associated with it (an "ACQUIRING PERSON"), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (the "STOCK ACQUISITION DATE") or (ii) 10 days following commencement or disclosure of an intention to commence a tender offer or exchange offer by a person other than the Company and certain related entities if, upon consummation of the offer, the person or group, together with persons affiliated or associated with it, could acquire beneficial ownership of 40% or more of the outstanding Common Stock (the earlier of the dates being the "SEPARATION DATE"). Until the Separation Date (or earlier redemption or expiration of the Rights), the transfer of Common Stock will also constitute transfer of the associated Rights. Following the Separation Date, separate certificates will evidence the Rights.

     The Rights will first become exercisable on the Separation Date (unless sooner redeemed). The Rights will expire at the close of business on October 14, 2008 (the "EXPIRATION DATE"), unless earlier redeemed or exchanged by the Company as described below.

     The Purchase Price and the number of shares of Preferred Stock or other securities, cash or other property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options, warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of other securities, cash (excluding regular periodic cash dividends at an annual rate not in excess of 125% of the annualized rate of cash dividends paid during the preceding fiscal year), property, evidences of indebtedness, or assets.

     If, following the Separation Date, the Company is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed, or an amount of the consolidated assets or earning power of the Company having a value greater than 40% of the Company's market capitalization is sold, leased, exchanged, mortgaged, pledged or otherwise transferred or disposed of (in one transaction or a series of transactions), the Rights will "FLIP-OVER" and entitle each holder of a Right to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) that at the time of the transaction would have a market value of two times the Purchase Price.

     If (i) a person acquires beneficial ownership of 40% or more of the Common Stock, (ii) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Stock remains outstanding and unchanged, or
(iii) an Acquiring Person engages in a "self-dealing" transaction described in the Rights Agreement, the Rights will "FLIP-IN" and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

     Any "flip-over" event or "flip-in" event is a "TRIGGERING EVENT."

     Any Rights beneficially owned at any time on or after the Separation Date by an Acquiring Person or an affiliate or associate of an Acquiring Person (whether or not ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of Rights will have no right to exercise the Rights.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. Holders will have no right to receive fractional shares of Preferred Stock (other than fractions that are integral multiples of one one-hundredth of a share of Preferred Stock) upon the exercise of Rights. In lieu of fractional shares, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right and the Purchase Price are also subject to adjustment in the event of a stock split of the Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any case, prior to the Separation Date.

     At any time prior to the earlier of (i) the close of business on the 10th day following the Stock Acquisition Date (with the possibility that the Board of Directors may extend this time for an additional 10 days) and (ii) the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Immediately upon the action of the Company's Board of Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights thereafter will be to receive the applicable redemption price.

     The Company may, at any time after any person becomes an Acquiring Person and prior to the time any person, together with its affiliates, becomes the beneficial owner of at least 50% of the Company's outstanding Common Stock, provided that all necessary regulatory approvals have been obtained, exchange the Rights (other than Rights owned by the Acquiring Person which became null and void), in whole or in part, at a ratio of one share of Common Stock per Right, subject to adjustment.

     Until a Right is exercised, the holder has no rights as a Stockholder of the Company, including, without limitation, the right to vote or to receive dividends or distributions.

     At any time prior to the time that the Company's Board of Directors becomes aware that an Acquiring Person has become an Acquiring Person, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date will occur), except the Purchase Price, the number of shares of Preferred Stock, other securities, cash or other property obtainable upon exercise of a Right, the redemption price or the Expiration Date. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct inconsistent provisions, or in ways that do not adversely affect the holders of the Rights.

     Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $25.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock, if it is greater. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100.00 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock, if it is greater. In the event of any merger or other business combination in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. Customary anti-dilution provisions protect the Rights.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth of a share of Preferred Stock purchasable upon exercise of each Right is intended to approximate the value of one share of Common Stock.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to 10 days after the Stock Acquisition Date, because until that time, the Rights may be redeemed by the Company at $.01 per Right.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached as an exhibit to this Form 8-A.

   ITEM 2.     EXHIBITS

     4. Rights Agreement, dated 15 October 1998 between the Company and the Harris Trust and Savings Bank (including exhibits thereto).



       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


   Dated:   October 20, 1998


                                 By: /s/  Steven Purcell

                                 Name:   Steven Purcell
                                 Title:  Chief Financial Officer